

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Ms. Dorothy Whitehouse
Chief Executive Officer, President and Director
On-Air Impact, Inc.
130 Maple Avenue, Suite 6D
Red Bank, NJ 07701

> **Re:** **On-Air Impact, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 21, 2010**
> **File No. 333-168413**

Dear Ms. Whitehouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that your cross-reference to the risk factors section is duplicated. Please delete one of the references. Refer to Item 501(b)(5) of Regulation S-K.

Risk Factors, page 6

2.   Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

- "We rely on intellectual property and proprietary rights," page 8;

- "We will depend on continued performance of and improvements to our computer network," page 9; and

- "There will be risks associated with our domain names," page 10.

Please revise accordingly. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K.

"We are selling this offering without an underwriter and may be unable to sell any shares…" page 11

3.   Please revise this risk factor to adequately address the risk presented, particularly the risk factor subheading.

Description of Business

Business Overview, page 14

4.   We note your statement: "On-Air Impact's goal is to provide clients with measurement, valuation and analysis of on-air branded elements…" Please clarify what "on-air branded elements" means so that an ordinary investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

Goals, page 14

5.   Please expand your disclosure to discuss in greater detail how the consumer research project and software program will be material to your business plan and operations in the next 12 months.

6.   Please provide the basis for your statement that, "Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector."

7.   Please explain here the terms "proprietary grading system" and "monetary range" when first used.

8.   We note your statements:

  - "Our intended clients can be broken-down into four categories: Team Sports and Events, Media Rights Holders, Sponsorship and Event Agencies, and Consumer Brands," page 14; and

  - "Our mission is to provide our clients with not only irrefutable brand analysis data but also a deep in-depth insights …," page14.

Please expand your disclosure to discuss these statements in more detail. For example, please describe the four categories of clients. Also revise your MD&A section to discuss when the company expects to accomplish these goals.

Operating Strategies, page 15

Consumer Research Project, page 15

9.   We refer to your statement that the consumer research project will dispel the myth "that all detections should be viewed of equal value…." Since it does not appear that this study has yet been conducted, please tell us your basis for believing that the study will indeed support such a statement.

Proprietary Software Program, page 15

10.   Please provide the basis for your statement that "[T]he software is expected to deliver the highest level of accuracy in the sports analytics marketplace."

Merging the market study with the software program, page 15

11.   Please clarify if the software program will be available to your competitors.

Consultative Services, page 16

12.   Please expand your disclosure with regards to your consultative services. Refer to Item 101 of Regulation S-K. Further, please clarify your basis for your statement that your competitors do not have principals who have industry knowledge and expertise.

Competitive Analysis, page 16

Overview, page 16

13.   Please expand the disclosure to include the competitive business conditions, the registrant's competitive position in the industry and the methods the registrant will use to compete. Refer to Item 101(h)(4)(iv) of Regulation S-K.

14.   Please clarify what "'unofficial' market leadership status" means.

Description of Property, page 18

15.   Please clarify whether you will be getting the additional space in the next 12 months. Further, please discuss if offering proceeds will be applied to any such costs, and revise the "Use of Proceeds" section accordingly.

Use of Proceeds, page 18

16.   Please describe in greater detail the use of proceeds, such as, the marketing and sales initiatives costs, production of revenue producing media and content, and the general working capital costs. See Item 504 of Regulation S-K.

Determination of Offering Price, page 20

17.   We note that you intend to apply to list your common shares on the OTCBB. The OTCBB is not an issuer listing service but is instead a quotation medium. You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares. Please revise your disclosure accordingly. All references to an OTCBB listing should be removed.

Plan of Distribution, page 21

Offering will be Sold by Our Officer and Director, page 21

18.   We note your statement "…other than in connection with transactions in securities; and (B) are brokers or dealers, or been associated person of a broker or dealer…" Please revise the disclosure to track the requirement in Rule 3a4-1 under the Securities Exchange Act of 1934.

Directors, Executive Officers, Promoters and Control Persons, page 22

Management and Director Biographies, page 22

19.   Please revise to disclose the specific experience, qualifications, attributes or skills that led
        to the conclusion that each individual should serve as a director. Provide this disclosure
        on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.   Please provide the address of the beneficial owners. Refer to Item 403(a) of Regulation
        S-K.

Description of Securities, page 25

21.   Please describe the securities in detail as required by Item 202 of Regulation S-K. For
        example only, please discuss any sinking funds provisions, or any provision
        discriminating against any existing or prospective holder of the common stock as a result
        of such security holder owning a substantial amount of securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
29

22.   Please delete the reference to "Selected Historical Financial Data" because there is no
        section entitled as such in the prospectus.

Proposed Milestones to Implement Business Operations, page 30

23.   Please revise to provide more details of your specific plan of operation.   For each
        milestone, please discuss the anticipated time frame for beginning and completing each
        milestone, the categories of expenditures and the expected sources of such funding.
        Please explain how the company intends to meet each of the milestones if it cannot
        receive funding. See Item 101(a)(2) of Regulation S-K.

24.   We note your statement in the first paragraph on page 31: "This is in direct contrast to
        our competitors, who prefer to provide 'exact dollar values,' which suggest no possible
        standard deviations in their software models. Again, this provides On-Air Impact with the
        advantage of providing output in the form of actionable, industry neutral, dollar
        valuations. Finally, when combined with relevant, industry leading consultation, the

finished output will provide a product that will transform the valuation and measurement space in both the sports and entertainment industries." Please provide a basis for your disclosure.

25.   We note your statement in the first paragraph on page 31: "The estimated cost to be borne for the consumer research study to be conducted is approximately $5,000 and the development of the software program is approximately $25,000. The offering proceeds will not be applied to any such costs." Please clarify how you intend to finance these costs.

Liquidity and Capital Resources, page 31

26.   We note your statement in the second paragraph of this subsection: "We believe that we will start to generate revenue in the next 12 months…" Please expand and provide a reasonable basis for this disclosure.

Market for Common Equity and Related Stockholder Matters, page 34

27.   Please include the disclosure required by Item 201(a)(2) of Regulation S-K.

Part II

Item 13. Other Expenses of Issuance and Distribution

28.   Please reconcile this disclosure with the use of proceeds tables on pages 18-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Philip Magri, Esq.
        The Sourlis Law Firm
        Via facsimile (732) 530-9008